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                             [METLIFE LETTERHEAD]

                               NOVEMBER 1, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:    Metropolitan Life Insurance Company ("MetLife")
                 Metropolitan Life Separate Account E (the "Registrant")
                 Form N-4 Registration Statement
                 Pre-Effective Amendment No. 1 under the Securities Act of 1933 and Amendment No. 200 under the Investment Company
                    Act of 1940
                 SEC File Nos. 333-190296 and 811-04001

Dear Sir or Madam:

   MetLife and the Registrant filed on November 1, 2013 Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended, and Amendment No. 200 under the Investment Company Act of 1940, as amended, to the above-referenced Registration Statement on Form N-4.

        In connection with this filing, the Registrant acknowledges that:

         1. should the Securities and Exchange Commission ("Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         3. the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Sincerely,

                                      Jonathan Clymer
                                      Assistant Vice President & Actuary